SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)*

CPEX Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12620N104
(CUSIP Number)

Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021
Attention:  Richard Rofé
Tel:  516.466.5258
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  12620N104

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Arcadia Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 99,367*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

CO

*  Represents the shares held directly by the Fund as of February 22, 2010.  Together with the shares held directly by Shelter Bay as of such date, the group beneficially owns 253,525 shares, representing 9.97% of all of the outstanding shares.

CUSIP No.:  12620N104

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Arcadia Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 99,367*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

OO

*  Represents the shares held directly by the Fund as of February 22, 2010.  Together with the shares held directly by Shelter Bay as of such date, the group beneficially owns 253,525 shares, representing 9.97% of all of the outstanding shares.

CUSIP No.:  12620N104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

M.D. Sass FinStrat Arcadia Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 99,367*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

OO

*  Represents the shares held directly by the Fund as of February 22, 2010.  Together with the shares held directly by Shelter Bay as of such date, the group beneficially owns 253,525 shares, representing 9.97% of all of the outstanding shares.

CUSIP No.:  12620N104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard Rofé

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 253,525*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 253,525*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

253,525*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.97%*

14	TYPE OF REPORTING PERSON

IN

*  Represents (i) 99,367 shares held directly by the Fund and (ii) 154,158 shares held directly by Shelter Bay, in each case as of February 22, 2010, collectively representing 9.97% of all of the outstanding shares.

CUSIP No.:  12620N104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shelter Bay Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 154,158*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 154,158*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

154,158*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%*

14	TYPE OF REPORTING PERSON

OO

*  Represents the shares held directly by Shelter Bay as of February 22, 2010.  Together with the shares held directly by the Fund as of such date, the group beneficially owns 253,525 shares, representing 9.97% of all of the outstanding shares.

EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of CPEX Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”, the “Company” or “CPEX”).  This Amendment No. 6 supplements Items 4 and 7 of the Schedule 13D previously filed on January 7, 2010, as amended.

ITEM 4.            Purpose of Transaction.

On February 22, 2010, the Fund delivered to CPEX a letter dated February 19, 2010, whereby the Fund supplemented and re-submitted to CPEX its original demand letter dated January 29, 2010.  The complete text of the letter dated February 19, 2010 is attached hereto as Exhibit 14.

ITEM 7.            Material to be Filed as Exhibits.

Exhibit No.       Document

14.           Letter from the Fund to CPEX dated February 19, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2010

RICHARD ROFÉ
ARCADIA CAPITAL ADVISORS, LLC
ARCADIA OPPORTUNITY MASTER FUND, LTD.
SHELTER BAY HOLDINGS, LLC

By:	/s/ Richard Rofé
Richard Rofé, for himself, as Managing Director of the Investment Manager (for itself and on behalf of the Fund) and as Managing Member of Shelter Bay

M.D. SASS FINSTRAT ARCADIA CAPITAL HOLDINGS, LLC

By:	/s/ Phil Sivin
Phil Sivin, Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Document

14.	Letter from the Fund to CPEX dated February 19, 2010